EXHIBIT 99.12

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, William Linton, the President and Chief Executive Officer of Call-Net Enterprises Inc, certify that:

1.	I have reviewed the interim filings of Call-Net Enterprises Inc., (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE: November 11, 2004.

/s/ ‘William Linton’
Name:	William Linton
Title:	President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Roy Graydon, the Executive Vice President and Chief Financial Officer of Call-Net Enterprises Inc, certify that:

4.	I have reviewed the interim filings of Call-Net Enterprises Inc., (the issuer) for the interim period ending September 30, 2004;

5.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE: November 11, 2004.

/s/ ‘Roy Graydon’
Name:	Roy Graydon
Title:	Executive Vice President and Chief Financial Officer